TODD SHIPYARDS CORPORATION
ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR
JANUARY 2, 2011

TOTAL PAGES – 3	CONTACT: HILARY PICKEREL
SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON…February 3, 2011...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the third quarter ended January 2, 2011.  For the quarter, we reported net income of $0.8 million or $0.14 per diluted share on revenue of $58.3 million.  For the prior year third quarter ended December 27, 2009, we reported net income of $1.6 million or $0.27 per diluted share on revenue of $47.1 million.

Our third quarter revenue of $58.3 million reflects an increase of $11.2 million or 24% from the same period last fiscal year.  The quarter to quarter increase largely results from higher volumes associated with vessel maintenance and repair activity under cost type contracts for the U.S. Coast Guard and U.S. Navy.

For the quarter ended January 2, 2011, we reported operating income of $1.4 million.  In the third quarter of the prior year ended December 27, 2009, we reported operating income of $2.3 million.  The decrease in operating income in the third quarter of fiscal 2011 versus the third quarter of the prior year primarily results from lower profitability on certain fixed price and cost type contracts, as well as transaction costs incurred in conjunction with the Merger Agreement, the Offer and the Merger.

We reported investment and other income of $0.3 million and $0.1 million for the quarters ended January 2, 2011 and December 27, 2009, respectively.

For the third quarter ended January 2, 2011, we reported income before income taxes of $1.8 million and recorded $1.0 million of federal income tax expense, resulting in net income for the period of $0.8 million.  For the prior year third quarter ended December 27, 2009, we reported net income before income taxes of $2.4 million and recorded federal income tax expense of $0.8 million, resulting in net income for the period of $1.6 million.

The Company’s fiscal year consists of 52 or 53 weeks, ending on the Sunday closest to March 31. The 2010 fiscal year consisted of 52 weeks ending on March 28, 2010 while the 2011 fiscal year consists of 53 weeks ending April 3, 2011.  All quarters of both fiscal years 2010 and 2011 consist of 13 weeks, except for the first quarter of 2011, which consisted of 14 weeks.  The additional week did not materially affect the comparability of operating results between the first quarters of fiscal years 2011 and 2010.  All references to years relate to fiscal years rather than calendar years.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements.  These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated.  Such risks and uncertainties include matters which relate directly to the Company’s operations and properties and are discussed in the Company’s filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties.  The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made.  Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete.  The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended January 2, 2011 and December 27, 2009
(in thousands of dollars, except per share data)

	Three Months Ended		Nine Months Ended
	01/02/11	12/27/09	01/02/11	12/27/09

Revenues	$58,287	$47,129	$211,796	$131,335
Operating expenses:
Cost of revenue	45,619	35,545	159,904	97,425
Administrative and manufacturing overhead	11,276	9,311	35,579	27,064
Other insurance settlements	(27)	(24)	(144)	(62)
Total operating expenses	56,868	44,832	195,339	124,427
Operating income	1,419	2,297	16,457	6,908
Investment and other income	343	69	759	902
Income before income tax expense	1,762	2,366	17,216	7,810
Income tax expense	(963)	(783)	(6,056)	(2,636)
Net income	$799	$1,583	$11,160	$5,174

Net income per common share
Diluted	$0.14	$0.27	$1.92	$0.89
Weighted average shares outstanding
Diluted	5,809	5,794	5,805	5,787

A copy of our financial statements for the quarter ended January 2, 2011 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q.  Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
January 2, 2011 and March 28, 2010
(in thousands of dollars)

	01/02/11	03/28/10

ASSETS
Cash and cash equivalents	$1,575	$8,171
Securities available-for-sale	28,007	20,021
Accounts receivable
U.S. Government	12,109	6,689
Other, net	13,160	15,592
Costs and estimated profits in excess of billings on incomplete contracts	25,166	20,675
Inventory	1,956	1,491
Insurance receivable	447	447
Restricted cash	5,889	-
Other current assets	3,647	2,068
Deferred taxes	1,131	402
Total current assets	93,087	75,556
Property, plant, and equipment, net	28,211	29,716
Restricted cash	3,803	5,627
Deferred pension assets	10,858	11,657
Insurance receivable	6,869	7,180
Intangible assets, net	1,323	1,553
Goodwill	1,109	1,109
Other long-term assets	838	898
Total assets	$146,098	$133,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accruals	$24,265	$16,635
Line of credit	2,100	-
Accrued payroll and related liabilities	2,685	3,586
Billings in excess of costs and estimated profits on incomplete contracts	10,024	13,624
Environmental and other reserves	447	447
Taxes payable other than income taxes	794	1,559
Income taxes payable	-	676
Total current liabilities	40,315	36,527
Environmental and other reserves	8,264	10,415
Accrued post retirement health benefits	6,022	6,171
Deferred taxes	2,712	2,648
Other non-current liabilities	2,695	2,133
Total liabilities	60,008	57,894
Stockholders’ equity
Common stock $.01 par value, authorized 19,500,000 shares, issued 11,828,305 shares at January 2, 2011 and March 28, 2010, and outstanding 5,787,231 shares at January 2, 2011 and 5,775,691 shares at March 28, 2010	118	118
Paid-in capital	39,010	38,885
Retained earnings	96,714	86,564
Accumulated other comprehensive loss	(5,979)	(6,308)
Treasury stock (6,041,074 shares at January 2, 2011 and 6,052,614 at March 28, 2010)	(43,773)	(43,857)
Total stockholders' equity	86,090	75,402
Total liabilities and stockholders' equity	$146,098	$133,296

A copy of our financial statements for the quarter ended January 2, 2011 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q.  Our Form 10-Q should be read in conjunction with this earnings report.